SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                             (Amendment No. 2)

                           Acadia Realty Trust
                            (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value .001 Par Value
                     (Title of Class of Securities)

                               004239 10 9
                             (CUSIP Number)

                           Mr. Matthew W. Kaplan
                           Rothschild Realty Inc.
                         1251 Avenue of the Americas
                          New York, New York  10020
                              (212) 403-3500
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                              April 8,1999
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].



                                     <PAGE


                                      13D
CUSIP No. 004239 10 9                                     Pages 2 of 10 Pages
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON     Five Arrows Realty Securities L.L.C.
          I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON (ENTITIES ONLY)
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER  -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER  3,266,667 (fn1)
OWNED BY       ______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER  3,266,667 (fn1)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)  12.8% (fn1)
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
fn(1) Includes 2,266,667 shares (representing 8.9% of the outstanding shares of Common Stock) that are reported in the statement on Schedule 13D, filed on September 15, 1998, of RD Properties, L.P. VI, RD Properties, L.P. VIA, RD Properties VIB (the "Partnership"), RD New York VI, LLC, Yale University, Yale University Retirement Plan for Staff Employees, Carnegie Corporation, the Vanderbilt University, TRW Master Trust, Harvard Private Capital Realty, Inc., Charlesbank Capital Partners, LLC, the Board of Trustees of the Leland Stanford Junior University, Howard Hughes Medical Institute, Five Arrows Realty Securities L.L.C., Rothschild Realty Investors II L.L.C., Ross Dworman and Kenneth F. Bernstein (the "Group Schedule 13D").

                                     <PAGE


                                      13D
CUSIP No. 004239 10 9                                     Pages 3 of 10 Pages
_____________________________________________________________________________
     (1) NAME OF REPORTING PERSON Rothschild Realty Investors II L.L.C. I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON (ENTITIES ONLY)
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER  -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER  3,266,667 (fn1)
OWNED BY       ______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER  3,266,667 (fn1)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES**                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)  12.8% (fn1)
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

            This Amendment No. 2 (the "Amendment") amends in its entirety the statement on Schedule 13D ("Schedule 13D") filed September 15,1998, as amended by Amendment No. 1 on May 21,1999, with respect to the common shares of beneficial interest, par value $.001 per share (the "Common Stock"), of Acadia Realty Trust, Inc. (formerly known as Mark Centers Trust) (the "Trust"), a Maryland real estate investment trust, whose principal executive offices are located at 805 Third Avenue, 9th Floor, New York, New York 10022.


Item 2.   Identity and Background

          (a) This Schedule 13D is being filed on behalf of (i) Five Arrows Realty Securities II L.L.C., a Delaware limited liability company ("Five Arrows") and (ii) Rothschild Realty Investors II L.L.C., a Delaware limited liability company and sole Managing Member of Five Arrows ("Rothschild").

          The reporting entities are making a joint filing pursuant to Rule 13d-1(k) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of shares of Common Stock.

          (b) The business address of each of the Five Arrows and Rothschild is 1251 Avenue of the Americas, New York, New York 10020.

          (c) Five Arrows is a private investment limited liability company. The principal occupation of Rothschild is acting as managing member of Five Arrows. The current Managers of Rothschild are John D. McGurk, Matthew W. Kaplan, James E. Quigley, 3rd, and D. Pike Aloian.

          (d) Neither of Five Arrows or Rothschild has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Five Arrows or Rothschild has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


                                     <PAGE


Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the purchases reported by Five Arrows herein was Five Arrow's capital. The total amount of funds used by Five Arrows to purchase the 1,000,000 shares of Commons Stock reported herein was $5,347,259.83.


Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by Five Arrows reported herein is for investment. The purchase of the shares of Common Stock reported herein was effected on the New York Stock Exchange.

          Five Arrows intends to review its holdings with respect to the Trust on a continuing basis. Depending on Five Arrows' evaluation of the Trust's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), Five Arrows may acquire other securities of the Trust; sell all or a portion of its shares of Common Stock or other securities of the Trust, now owned or hereafter acquired. Any such acquisition of additional securities of the Trust or disposition of the shares of Common Stock reported herein are not subject to the transfer restrictions or other agreements to which the shares of Common Stock beneficially owned by Five Arrows reported in the Group Schedule 13D are subject.

          Other than as described above, Five Arrows has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Five Arrows may, at any time and from time to time, review or reconsider its position with respect to the Trust, and formulate plans or proposals with respect to any such matters.





                                     <PAGE


Item 5.   Interest in Securities of the Issuer

            (a) As of the close of business on April 20, 1999, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 3,266,667 shares of Common Stock of which 2,266,667 shares are reported in the Group
Schedule 13D and 1,000,000 shares are reported herein. Five Arrows beneficially owns 12.8% of the issued and outstanding shares of Common Stock (based on 25,419,215 shares of Common Stock outstanding as of May 14, 1999, as reported in the Company's Form 10-Q for the quarterly period ended
March 31, 1999) of which 8.9% is reported in the Group Schedule 13D and 3.9% is reported herein. Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 3,266,667 shares of Common Stock held by Five Arrows.

          (b) Five Arrows has the sole power to vote and dispose of the shares of Common Stock owned by it reported herein, which power may be exercised by Rothschild.

          (c) As reported in the Group 13D, 16,061,238 shares of Common Stock were purchased pursuant to the Contribution and Share Purchase Agreement, dated as of April 15, 1998, among the Trust, Mark Centers Limited Partnership and certain entities affiliated with RD Capital, Inc. including the Partnership. As a result of such transaction, Five Arrows acquired 2,266,667 shares of Common Stock. In consideration for the 2,266,667 shares of Common Stock, Five Arrows paid $7.50 per share for a total of $17,000,002.50.

          On September 3, 1998, Five Arrows, in open market purchases, purchased 136,000 shares of Common Stock (representing 0.5% of the shares of Common Stock outstanding)at a per share price of $5.50 for a total of $748,000.

          On September 4, 1998, Five Arrows, in open market purchases, purchased 105,700 shares of Common Stock (representing 0.4% of the shares of Common Stock outstanding) at a per share price of $5.744 for a total of $607,104.80.

          On September 8, 1998, Five Arrows, in open market purchases, purchased 50,000 shares of Common Stock (representing 0.2% of the shares of Common Stock outstanding) at a per share price of $5.875 for a total of $293,750.

          On September 9, 1998, Five Arrows, in open market purchases, purchased 5,000 shares of Common Stock at a per share price of $5.625 for a total of $28,125.

          On September 10, 1998, Five Arrows, in open market purchases, purchased 93,300 shares of Common Stock (representing 0.3% of the shares of Common Stock outstanding) at a per share price of $5.417 for a total of $505,443.42.

          On September 14, 1998, Five Arrows, in open market purchases, purchased 25,000 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at a per share price of $5.25 for a total of $131,250.

           On September 15, 1998, Five Arrows, in open market purchases, purchased 250,000 shares of Common Stock (representing 1.0% of the shares of Common Stock outstanding) at a per share price of $5.25 for a total of $1,312,500.

          On September 22, 1998, Five Arrows, in open market purchases, purchased 50,000 shares of Common Stock (representing 0.2% of the shares of Common Stock outstanding) at a share price of $5.25 for a total of $262,500.

          On January 14, 1999, Five Arrows, in open market purchases, purchased 23,700 shares of Common Stock at a per share price of $5.00 for a total of $118,500.

          On January 19, 23, 28 and 29,1999, Five Arrows, in open market purchases, purchased 1000, 4,600, 2,000 and 6,000 shares of Common Stock, respectively, at a per share price of $5.125 for a total of $69,700.

          On February 4, 1999, Five Arrows, in open market purchases, purchased 20,000 shares of Common Stock at a per share price of $5.125 for a total of $102,500.

          On February 5, 1999, Five Arrows, in open market purchases, purchased 52,000 shares of Common Stock (representing 0.2% of the shares of Common Stock outstanding) at a per share price of $5.125 for a total of $266,500.

          On February 9, 1999, Five Arrows, in open market purchases, purchased 2,100 shares of Common Stock at a per share price of $5.125 for a total of $10,762.50.

          On March 11, 1999, Five Arrows, in open market purchases, purchased 400 shares of Common Stock at a per share price of $5.125 for a total of $2,050.00.

          On March 12, 1999, Five Arrows, in open market purchases, purchased 500 shares of Common Stock at a per share price of $5.125 for a total of $2,562.50.

          On March 15, 1999, Five Arrows, in open market purchases, purchased 1,700 shares of Common Stock at a per share price of $5.125 for a total of $8,712.50.

          On March 16, 1999, Five Arrows, in open market purchases, purchased 1,000 shares of Common Stock at a per share price of $5.125 for a total of $5,125.00.

          On March 17, 1999, Five Arrows, in open market purchases, purchased 1,200 shares of Common Stock at a per share price of $5.125 for a total of $6,150.00.

          On March 25, 1999, Five Arrows, in open market purchases, purchased 11,000 shares of Common Stock at a per share price of $5.00 for a total of $55,000.00.

          On March 26, 1999, Five Arrows, in open market purchases, purchased 1,300 shares of Common Stock at a per share price of $5.125 for a total of $6,593.73.

          On March 29, 1999, Five Arrows, in open market purchases, purchased 2,500 shares of Common Stock at a per share price of $5.125 for a total of $12,812.50.

          On March 29, 1999, Five Arrows, in open market purchases, purchased 6,700 shares of Common Stock at a per share price of $5.125 for a total of $34,337.50.

          On March 30, 1999, Five Arrows, in open market purchases, purchased 12,900 shares of Common Stock at a per share price of $5.125 for a total of $66,112.50.

          On March 31, 1999, Five Arrows, in open market purchases, purchased 52,300 shares of Common Stock (representing 0.2% of the shares of Common Stock outstanding) at an average per share price of $5.125 for a total of $271,206.88.

          On April 8, 1999, Five Arrows, in open market purchases, purchased 5,400 shares of Common Stock at a per share price of $5.00 for a total of $27,000.

          On April 9, 1999, Five Arrows, in open market purchases, purchased 2,000 shares of Common Stock at a per share price of $5.00 for a total of $10,000.

          On April 12, 1999, Five Arrows, in open market purchases, purchased 5,600 shares of Common Stock at a per share price of $5.00 for a total of $28,000.

          On April 15, 1999, Five Arrows, in open market purchases, purchased 67,000 shares of Common Stock (representing 0.2% of the shares of Common Stock outstanding) at a per share price of $5.125 for a total of $343,375.

          On April 20, 1999, Five Arrows, in open market purchases, purchased 2,100 shares of Common Stock at a per share price of $5.50 for a total of $11,550.

     (d) Not applicable.
     (e) Not applicable.



ITEM 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer


     The shares of Common Stock reported herein are not subject to any of the contractual arrangements disclosed in the Group Schedule 13D, and there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Trust, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     However, as reported in the Group Schedule 13D, 2,266,667 shares of Common Stock, representing 8.9% of the issued and outstanding shares of Common Stock beneficially owned by Five Arrows, are subject to certain contractual arrangements that include the granting to Five Arrows by the general partner of the Partnership a proxy to exercise all of the voting rights of a shareholders of the Trust owned by the Partnership which would otherwise be distributable to Five Arrows if the Partnership were liquidated and certain restrictions on transfer.


                                     <PAGE


ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1 Joint Acquisition Statement, as required by Rule 13d-1(f)(1) of the Securities Act of 1934.


                              SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 1999



                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                    By:  /s/ Matthew W. Kaplan
                                         ________________________
                                         Matthew W. Kaplan
                                         Manager

                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                    By:  /s/ Matthew W. Kaplan
                                         ________________________
                                         Matthew W. Kaplan
                                         Member